December 8, 2017

Ms. Kimberly Browning

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

MSS Series Trust - Footprints Discover Value Fund

Dear Ms.  Browning:

On October 12, 2017, MSS Series Trust (the "Registrant"), on behalf of Footprints Discover Value Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 20 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  You provided the following comments on November 3, 2017 to the Registration Statement by phone to Susan Kim.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  A marked copy of the prospectus and portions of the SAI are attached for ease of reference.

PROSPECTUS

Cover Page

1.

Comment.

Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response.

The Registrant confirms that any blanks or incomplete data have been completed in the next Post-Effective Amendment related to the Fund.

2.

Comment.

Please state the name of the Fund on the cover page of the prospectus.

Response.

The name of the Fund has been added to the cover page of the Prospectus as requested.

3.

Comment.

Please state any classes to which this prospectus relates directly on the cover page of the prospectus.

Response.

Upon review, the Registrant notes that the Fund offers its shares without a multiple share class structure.

Fees and Expenses on the Fund (page 1)

4.

Comment.

Item 3 of Form N-1A requires that the fee table's preamble includes a cross reference to the SAI.  Please revise the disclosure accordingly.

Response.  Upon review, the Registrant notes that all information regarding share purchases is contained in the prospectus and that no reference to the SAI can be made.

5.

Comment.

Please revise the disclosure to: (1) briefly describe all arrangements that results in breakpoints in, or elimination of, sales loads; (2) identify each class of individuals or transactions to which the arrangements apply; and (3) state each different breakpoint as a percentage of both the offering price and net amount invested.  See Item 12(a)(2) of Form N-1A.  See also, Rule 22d-1 under the Investment Company Act of 1940 (the "Act").  In addition, add the name of each specific intermediary offering variations in, or eliminations of sales loads.  See IM Guidance Update 2016-06, Mutual Fund Fee Structures (Dec. 15, 2016) (https://www.sec.gov/investment/im-guidance-2016-06.pdf), ("IMGU 2016-06").

Response.

Upon review, the Registrant notes that it believes it has presently described all arrangements that result in breakpoints in, or elimination of, sales loads; and identified each class of individuals or transactions to which the arrangements apply; and states each different breakpoint as a percentage of both the offering price and net amount invested.  At present, the Registrant does not yet know the identity of any specific intermediary offering variations in, or eliminations of sales loads, and is unable to provide specific intermediary identification.

6.

Comment.

Footnote 3 to the Fee Table suggests that the recoupment period could extend beyond three years from the date fees were waived (and/or expenses reimbursed) by the Adviser.  Given this extension, the Fund may not include the "Fee Waiver and Expense Reimbursement" caption in its fee table, unless the Fund has conducted a Statement of Financial Accounting Standards No.  5 ("FAS 5") analysis and concluded that recoupment is not probable, which should be confirmed in correspondence to the staff.  In addition, please confirm that the Fund has provided its auditor with the FAS 5 analysis.

Response.

The agreement has been revised, as described in the revised disclosure shown below, to limit the recapture to three years from the waiver date, and therefore the Registrant believes that a FAS 5 analysis is not required.

Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (~~within the~~ three years ~~after~~ from the date that the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limit and any then-current expense limit.

7.

Comment.

Please add a footnote to the Fee Table that includes the conditional language that the Fund will only make repayments if they do not cause the Fund expense ratio to exceed either the current cap or the cap in effect when the expense was incurred.

Response.

Upon review, the Registrant notes that such a two-level expense cap limit was disclosed in the footnote.

Expense Example (page 1)

8.

Comment.

If the Fund will adjust the Expense Example to reflect the fee waiver/expense reimbursement agreement, please confirm any such adjustment applies only to the period during which the Adviser is obligated to waive fees and/or reimburse the Fund.

Response.

The Registrant so confirms.

9.

Comment.

Please confirm that the waiver period extends for at least one year from the registration statement's date of effectiveness

Response.

The Registrant so confirms.

Principal Investment Strategies (page 2)

10.

Comment.

The first sentence of the third paragraph of the Principal Investment Strategies section states, "The Fund invests without restriction as to issuer capitalization, or the credit quality rating and maturity of fixed income securities." Specifically with respect to "maturity," please clarify and expand upon whether the Fund will use duration as a measure of its fixed income securities.

Response.

Upon review, the Registrant notes that it believes that the present disclosure serves to put prospective shareholders on notice that the Fund may invest in securities of any maturity.  The Registrant has considered inclusion of reference to duration, but believes that because this is such a highly-technical mathematical alternative expression of maturity it might tend to be confusing to the general population of prospective shareholders.

11.

Comment.

The second sentence of the third paragraph of the Principal Investment Strategies section states, "With respect to the fixed income portion of the Fund's portfolio, the adviser invests primarily in lower quality rated corporate debt commonly known as 'junk bonds.'" Please state the specific types of "lower quality rated corporate debt" and disclose the associated risks, as appropriate.

Response.

Upon review, the Registrant notes that it believes the existing disclosure further explains the nature of lower quality corporate debt commonly known as "junk bonds".  The Registrant believes it could not expand upon the existing disclosure without the risk of diluting the current disclosures and possibly confusing prospective shareholders.

12.

Comment.

The fourth paragraph of the Principal Investment Strategies section, beginning with "The adviser seeks capital appreciation . . .", suggests that the Fund invests in other types of equities.  Please consider clarifying the types of equity securities in which the Fund may invest and related risks.

Response.

The Registrant has reviewed the existing disclosure and notes that both common and preferred stocks are identified as elements of the pursuit of capital appreciation and believes it could not expand upon the existing disclosure without the risk of diluting the current disclosures and possibly confusing prospective shareholders.  The Registrant has amended risk disclosures to identify equity risks, including both common and preferred stocks.

Principal Investment Risks (page 2)

13.

Comment.

The Fixed Income Risk disclosure specifies that current conditions may result in a decline in the value of the "bond investments" held by the Fund.  Please specify the types of fixed income securities to which this disclosure relates (e.g., bonds in default).

Response.

The Registrant has revised the disclosure to refer to fixed income securities generally as interest rate risk applies to the entire category and not specifically to any sub-set or group.

Fixed Income Risk:  Typically, a rise in interest rates causes a decline in the value of fixed income securities.  The value of fixed income securities typically falls when an issuer's credit quality declines and may even become worthless if an issuer defaults.  Recently, interest rates have been historically low.  Current conditions may result in a decline in the value of the fixed income securities ~~bond investments~~ held by the Fund.  As a result, for the present, interest rate risk may be heightened.

14.

Comment.

With respect to the Non-Diversification Risk disclosure, please clarify the specific industries or sectors in which the Fund invests.

Response.

Upon consideration of this aspect of a non-diversified investment risk, the Registrant notes that no specific industries or sectors have been identified for investment and believes it could not expand upon the existing disclosure without the risk of confusing prospective shareholders.

15.

Comment.

Based upon the Fund's total return strategy, the Staff recommends adding a risk disclosure related to capital appreciation.

Response.

The Registrant has reviewed the existing disclosures and believes that capital appreciation risk is identified as an element of Management Risk, but has also revised related disclosures as follows to further clarify the risk.

Management Risk:  The adviser's reliance on its value strategy and judgments about the attractiveness, value and potential capital appreciation of particular securities may prove to be incorrect and may not produce the desired results.

Additional Information About Principal Investment Strategies and Related Risks (page 3)

16.

Comment.

The preamble to the Source Ideas diagram on page 4 states, "The adviser sources ideas from a variety of internal and external resources."  Please clarify the types of "external resources" that are used by the adviser, how they are paid and how potential conflicts of interest are addressed.

Response.

The Registrant has reviewed the existing disclosure and notes that the second sentence of the same preamble provides that "The adviser uses numerous broker dealers, subscription services, and in-house analysis to assist in facilitating idea generation for possible investment opportunities." The Registrant believes that prior to operation of the Fund, it could not identify each form of payment and that many research services are part of the total package of brokerage-related services offered and they do not lend themselves separation from the totality of services.  As to conflicts of interest, the Registrant is not aware of any quid-pro-quo arrangements or other aspect that would present a material conflict of interest.

17.

Comment.

Please consider whether the adviser's process for sourcing ideas is part of its principal strategy for the Fund.  If so, this process should be summarized and the appropriate risks addressed.

Response.

The Registrant has reviewed the existing risk disclosures and believes it could not further elaborate without the risk of confusing prospective shareholders.

How to Purchase Shares

18.

Comment.

In the last full paragraph on page 8, the prospectus states, "The Fund (or the Fund's agent) each have the authority to redeem shares in your account(s) to cover any losses due to fluctuations in share price.  Any profit on such cancellation will accrue to the Fund."  Please specifically identify the "Fund's agent".

Response.

The Registrant has revised the sentence as follows:

The Fund ~~(or the Fund's agent)~~ and the Fund's transfer agent each have the authority to redeem shares in your account(s) to cover any losses due to fluctuations in share price.  Any profit on such cancellation will accrue to the Fund.

Sales Charges, Reductions and Waivers (page 8)

19.

Comment.

On page 10, the prospectus states that the sales charges on purchases of shares is waived for certain types of investors "including" the ones outlined.  Please revise this to be "consisting of" those specified.

Response.

The recommended revision has been made, as follows.

The sales charge on purchases of shares is waived for certain types of investors, ~~including~~ consisting of:

20.

Comment.

Please revise the disclosure to: (1) briefly describe all arrangements that results in breakpoints in, or elimination of, sales loads; (2) identify each class of individuals or transactions to which the arrangements apply; and (3) state each different breakpoint as a percentage of both the offering price and net amount invested.  See Item 12(a)(2) of Form N-1A.  See also, Rule 22d-1 under the Act.  In addition, add the name of each specific intermediary offering variations in, or eliminations of sales loads.  See IMGU 2016-06.  Please note, the staff objects to disclosure only indicating that a waiver is available to intermediaries that have entered into an agreement with the distributor because, in our view, such language fails to provide an investor with the specific information he needs to determine if a waiver applies to his circumstances  (e.g., the disclosure appearing in the fifth, sixth, and eighth bullet points on page 10).

Response.

Upon review, the Registrant notes that it believes that the current disclosures include all relevant information required by Item 12(a)(2) of Form N-1A, Rule 22d-1 of the Act, and IMGU 2016-06.  To further clarify disclosures, the Registrant has deleted the following bullet points from page 10:

~~•~~

~~Participants in certain "wrap-fee" or asset allocation programs or other fee-based arrangements sponsored by broker-dealers and other financial institutions that have entered into agreements with the distributor.~~

~~•~~

~~Clients of financial intermediaries that have entered into arrangements with the distributor providing for the shares to be used in particular investment products made available to such clients and for which such registered investment advisors may charge a separate fee.~~

~~•~~

~~Any accounts established on behalf of registered investment advisors or their clients by broker-dealers that charge a transaction fee and that have entered into agreements with the distributor.~~

21.

Comment.

Item 12(a)(5) of Form N-1A requires that the Fund state whether the Fund makes available free of charge, on or through the Fund's Web site at a specified Internet address, and in a clear and prominent format, the information required by paragraphs (a)(1) through (a)(4) of Item 12 and Item 23(a).

Response.

Upon review, the Registrant believes that the current disclosures include all relevant information required by Item 12(a)(5) and Item 23(a) of Form N-1A and that since it does not have a website that specifically addresses these items it would be incongruous to recite a negative disclosure.

How to Redeem Shares (page 10)

22.

Comment.

Pursuant to Item 11(c)(8) of Form N-1A, The Registrant must describe the methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, inter-fund lending, and/or ability to redeem in kind).

Response.

Upon review, the Registrant believes that the current disclosures include all relevant information required by Item 11(c)(8) and refers specifically to the "Additional Redemption Information" section on pages 11 and 12.

23.

Comment.

Please specifically identify and describe the "intermediaries" that may accept redemption orders.

Response.

The Registrant notes that at present it does not know the identities of investment advisers, broker-dealers, transfer agents, third party administrators, and banks that may be interested in using the Fund as an investment vehicle.  The Registrant believes that the current disclosures are consistent with the customarily practice of new funds.

24.

Comment.

The last sentence in the first paragraph states, "Your brokerage firm or intermediary may have an earlier cut-off time."  Please add that an earlier cut-off time may be used "as permissible".

Response.

The recommended revision has been made as follows:

Your brokerage firm or intermediary may have an earlier cut-off time, as permissible.

25.

Comment.

The prospectus states that redemption orders must be received "before 4:00 p.m. ET".  Please revise the cutoff to "by" 4:00 p.m. ET.

Response.

The recommended revision has been made as follows:

Redemption orders received in proper form by the Fund's transfer agent or by a brokerage firm or other intermediary selling Fund shares ~~before~~ by 4:00 p.m.  ET (or before the NYSE closes if the NYSE closes before 4:00 p.m.  ET) will be processed at that day's NAV.

26.

Comment.

Please conform the language of your Additional Redemption Information to the requirements of Section 22(e) of the Act.

Response.

The recommended revision has been made as follows:

The Fund may not suspend the right of redemption or postpone payment or satisfaction of a proper redemption request for more than seven days, except (1) for any period during which the NYSE is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closing; or (2) for any period during which any emergency circumstances as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or (3) for such other periods, as determined by the Securities and Exchange Commission ("SEC").

Frequent Purchases and Redemptions of Fund Shares (page 12)

27.

Comment.

The Staff objects to the Fund's use of the phrase "intend to" as it relates to discouraging short-term trading in Fund shares.  Please consider revising this sentence.

Response.

The Registrant has deleted "intend to" as suggested.

STATEMENT OF ADDITIONAL INFORMATION

Investment Strategies and Risks (page 2)

28.

Comment.

Confirm that all principal strategies disclosed in the SAI are disclosed in the Prospectus.

Response.

The Registrant so confirms.  The Registrant has revised the SAI to state that it includes both principal and non-principal investment strategies.

29.

Comment.

Confirm whether the Fund will invest in contingent convertible securities.

Response.

The Registrant confirms that it considers contingent convertible securities as among the sub-set of convertible securities in which the Fund may invest and has amended disclosures to address contingent convertible securities within the convertible securities category.

Investment Restrictions (page 37)

30.

Comment.

The first fundamental investment restriction states, "The Fund will not borrow money, except .  .  ." under specified conditions.  Please disclose the policies for lending of securities.

Response.

The Registrant has reviewed the existing disclosure and believes it presently discloses its potential lending of securities practices.  For convenience, the related disclosure is reproduced below.

6.  Loans.  The Fund will not make loans to other persons, except:  (a) by loaning portfolio securities; (b) by engaging in repurchase agreements; (c) by purchasing non-publicly offered debt securities; or (d) where each loan is represented by a note executed by the borrower.  For purposes of this limitation, the term "loans" shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other securities.

31.

Comment.

The first non-fundamental investment restriction states, "The Fund will not mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any assets of the Fund except as may be necessary in connection with borrowings described in limitations."  Please provide further clarification on this disclosure, including when and how the Fund would engage in this non-fundamental policy.

Response.

The Registrant has reviewed the existing disclosures and believes that it could not expand upon the existing disclosure without the risk of confusing prospective shareholders.

32.

Comment.  Please clean up the punctuation in the penultimate paragraph of page 45.

Response.

The requested punctuation revision has been made.

If you have any questions or additional comments, please call Susan Kim at (614) 469-3261 or Joshua Hinderliter at (614) 469-3345.

Very truly yours,

            /s/ Joshua J. Hinderliter

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